Exhibit 99.1
Shinhan Bank’s Board made a resolution to issue a Write-down Contingent Capital Securities.

On September 8, 2017, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to issue a Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance

Type of Securities	Write-down Contingent Capital Securities

Total Amount of Issuance Limit	USD 350 Millions

Maturity of Securities	Within 15 Years from the Date of Issuance

• The details of issuance and interest rate will be delegated to the CEO of Shinhan Bank.